Service Request# 20177851822



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

12-29-2017

9806149
NEW LEAF LEGAL, LLC
649 MASSACHUSETTS AVE STE 6
CAMBRIDGE, MA 02139

ATTN: JESSICA R. MANGANELLO

DESCRIPTION		AMOUNT
6195855 - PET & TIE, INC. 0245E Restated Stock		
	Amendment Fee	$30.00
	Receiving/Indexing	$115.00
	Surcharge Assessment-Kent County	$6.00
	Page Assessment-Kent County	$36.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Dover	$20.00
	Expedite Fee, 24 Hour	$100.00
	TOTAL CHARGES	$312.00
	TOTAL PAYMENTS	$312.00
	BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:35 PM 12/29/2017
FILED 01:35 PM 12/29/2017
SR 20177851822 - File Number 6195855

AMENDED AND RESTATED
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION
Of
PET & TIE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Pet & Tie, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Pet & Tie, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 20, 2016 under the name Pet & Tie, Inc. as a stock corporation.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

First: The name of this Corporation is Pet & Tie, Inc.

Second: Its Registered Office in the State of Delaware is to be located at 341 Raven Circle, in the City of Wyoming, County of Kent, Zip Code 19934. The Registered Agent in charge thereof is Corporations USA, LLC.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total stock this corporation is authorized to issue is 15,000,000 common voting shares, with a par value of .00001 per share.

Fifth: The name and mailing address of the incorporator are as follows:
Name: Diego Rodrigues Mendes Alves
Mailing Address: 32 Caro Street, Worcester, MA 01610

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

B. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

Seventh: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Eighth: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article. The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors of the Corporation. The indemnification rights provided in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

Ninth: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.


*   *   *


3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

    IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20 day of _____ day of December, A.D. 2017.

BY: _____
          President